UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Chesapeake Energy Corp
(Name of Issuer)

Common Stock, $0.01, par value per share
(Title of Class of Securities)

165167735
(CUSIP Number)

February 9, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: All amounts of shares and warrants beneficially owned by the Reporting Persons that are reported on this Schedule 13G represent estimates based on the records of the Reporting Persons and therefore are subject to finalization pursuant to the settlement process in connection with the emergence of the Issuer from bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. As a result, these amounts may be subject to change as the settlement process is completed.

CUSIP No. 165167735	SCHEDULE 13G	Page 2 of 20

1	NAME OF REPORTING PERSON OCM XI CHK Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,936,028 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,936,028 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,936,028 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 7,646,594 shares of common stock, par value $0.01 per share (the “Shares”) of Chesapeake Energy Corp (the “Issuer”) and Class C Warrants, issued by the Issuer pursuant to the Class C Warrant Agreement, dated as of February 9, 2021 (the “Warrants”), exercisable for 289,434 Shares, at an exercise price of $36.18 per Share. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

(2)	All calculations of percentage ownership herein are based on an aggregate of 98,287,520 Shares of the Issuer, consisting of (i) 97,906,968 shares of Common Stock issued and outstanding as of February 9, 2021, as reported by the Issuer on its Form 8-K filed with the United States Securities Exchange Commission (the “SEC”) on February 9, 2021 (the “Form 8-K”) and (ii) Warrants to purchase 380,552 Shares beneficially owned by the Reporting Person. The amount of Shares beneficially owned by the Reporting Person represents the Reporting Person’s estimates. See Explanatory Note above.

CUSIP No. 165167735	SCHEDULE 13G	Page 3 of 20

1	NAME OF REPORTING PERSON OCM Xb CHK Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,233,641 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,233,641 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 3,142,523 Shares and Warrants exercisable for 91,118 Shares, at an exercise price of $36.18 per Share. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

CUSIP No. 165167735	SCHEDULE 13G	Page 4 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the manager of OCM XI CHK Holdings, LLC and OCM Xb CHK Holdings, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 5 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 6 of 20

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 165167735	SCHEDULE 13G	Page 7 of 20

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 165167735	SCHEDULE 13G	Page 8 of 20

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 9 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 10 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 11 of 20

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 12 of 20

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,169,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,169,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,169,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 165167735	SCHEDULE 13G	Page 13 of 20

ITEM 1.	(a)	Name of Issuer:

Chesapeake Energy Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
6100 North Western Avenue Oklahoma City, OK 73118

ITEM 2.	(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

	(1)	OCM XI CHK Holdings, LLC, a Delaware limited liability company (“XI CHK Holdings”), in its capacity as the direct owner of 7,646,594 shares of Common Stock and Warrants exercisable for 289,434 Shares, at an exercise price of $36.18 per Share. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

	(2)	OCM Xb CHK Holdings, LLC, a Delaware limited partnership (“Xb CHK Holdings”), in its capacity as the direct owner of 3,142,523 shares of Common Stock and Warrants exercisable for 91,118 Shares, at an exercise price of $36.18 per Share. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

	(3)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the manager of XI CHK Holdings and Xb CHK Holdings;

	(4)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

	(5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

	(6)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

	(7)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

CUSIP No. 165167735	SCHEDULE 13G	Page 14 of 20

(8)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(9)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of OCG;

(10)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG; and

(11)	Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share (the “Shares”)

(e)	CUSIP Number: 165167735

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 165167735	SCHEDULE 13G	Page 15 of 20

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

XI CHK Holdings directly holds 7,646,594 shares of the Issuer’s Common Stock and Warrants exercisable for 289,434 Shares, at an exercise price of $36.18 per Share, constituting approximately 8.1% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

Xb CHK Holdings Holdco directly holds 3,142,523 shares of the Issuer’s Common Stock and Warrants to purchase 91,118 Shares, at an exercise price of $36.18 per Share, constituting approximately 3.3% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares. These figures represent the Reporting Person’s estimates. See Explanatory Note above.

Fund GP, in its capacity as the manager of XI CHK Holdings and Xb CHK Holdings, has the ability to direct the management of XI CHK Holdings’ and Xb CHK Holdings’ business, including the power to vote and dispose of securities held by XI CHK Holdings and Xb CHK Holdings; therefore Fund GP may be deemed to beneficially own the Shares held by XI CHK Holdings and Xb CHK Holdings.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

CUSIP No. 165167735	SCHEDULE 13G	Page 16 of 20

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based on an aggregate of 98,287,520 Shares of the Issuer, consisting of (i) 97,906,968 Shares outstanding as of February 9, 2021, as reported by the Issuer on the Form 8-K and (ii) Warrants to purchase 380,552 Shares beneficially owned by the Reporting Person. These amount of Shares beneficially owned by the Reporting Person represents the Reporting Person’s estimates. See Explanatory Note above.

CUSIP No. 165167735	SCHEDULE 13G	Page 17 of 20

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 165167735	SCHEDULE 13G	Page 18 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2021

OCM XI CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OCM XB CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

CUSIP No. 165167735	SCHEDULE 13G	Page 19 of 20

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President - Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director

CUSIP No. 165167735	SCHEDULE 13G	Page 20 of 20

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 19, 2021

OCM XI CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OCM XB CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

3

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President - Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director